EXHIBIT 13.2
Condensed consolidated statement of income

	three months ended March 31
(unaudited - millions of Canadian $, except per share amounts)	2024	2023

Revenues
Canadian Natural Gas Pipelines	1,384	1,229
U.S. Natural Gas Pipelines	1,672	1,709
Mexico Natural Gas Pipelines	214	205
Liquids Pipelines	734	538
Power and Energy Solutions	239	247
	4,243	3,928
Income (Loss) from Equity Investments	356	303
Impairment of Equity Investment	—	(13)
Operating and Other Expenses
Plant operating costs and other	1,233	1,057
Commodity purchases resold	155	87
Property taxes	226	227
Depreciation and amortization	719	677
	2,333	2,048
Financial Charges
Interest expense	837	762
Allowance for funds used during construction	(157)	(131)
Foreign exchange (gains) losses, net	(27)	(107)
Interest income and other	(77)	(42)
	576	482
Income (Loss) before Income Taxes	1,690	1,688
Income Tax Expense (Recovery)
Current	150	112
Deferred	143	229
	293	341
Net Income (Loss)	1,397	1,347
Net income (loss) attributable to non-controlling interests	171	11
Net Income (Loss) Attributable to Controlling Interests	1,226	1,336
Preferred share dividends	23	23
Net Income (Loss) Attributable to Common Shares	1,203	1,313
Net Income (Loss) per Common Share
Basic and diluted	$1.16	$1.29
Weighted Average Number of Common Shares (millions)
Basic	1,037	1,021
Diluted	1,037	1,021
See accompanying Notes to the Condensed consolidated financial statements.
44 | TC Energy First Quarter 2024

Condensed consolidated statement of comprehensive income

	three months ended March 31
(unaudited - millions of Canadian $)	2024	2023

Net Income (Loss)	1,397	1,347
Other Comprehensive Income (Loss), Net of Income Taxes
Foreign currency translation gains and losses on net investment in foreign operations	473	(24)
Change in fair value of net investment hedges	(9)	10
Change in fair value of cash flow hedges	8	(1)
Reclassification to net income of (gains) losses on cash flow hedges	—	34
Other comprehensive income (loss) on equity investments	91	(71)
	563	(52)
Comprehensive Income (Loss)	1,960	1,295
Comprehensive income (loss) attributable to non-controlling interests	406	11
Comprehensive Income (Loss) Attributable to Controlling Interests	1,554	1,284
Preferred share dividends	23	23
Comprehensive Income (Loss) Attributable to Common Shares	1,531	1,261
See accompanying Notes to the Condensed consolidated financial statements.
TC Energy First Quarter 2024 | 45

Condensed consolidated statement of cash flows

	three months ended March 31
(unaudited - millions of Canadian $)	2024	2023

Cash Generated from Operations
Net income (loss)	1,397	1,347
Depreciation and amortization	719	677
Deferred income taxes	143	229
(Income) loss from equity investments	(356)	(303)
Impairment of equity investment	—	13
Distributions received from operating activities of equity investments	545	305
Employee post-retirement benefits funding, net of expense	4	(13)
Equity allowance for funds used during construction	(100)	(84)
Unrealized (gains) losses on financial instruments	100	(132)
Expected credit loss provision	(20)	(106)
Other	(46)	81
(Increase) decrease in operating working capital	(344)	60
Net cash provided by operations	2,042	2,074
Investing Activities
Capital expenditures	(1,579)	(1,885)
Capital projects in development	(20)	(78)
Contributions to equity investments	(298)	(1,070)
Loans to affiliate (issued) repaid, net	—	250
Acquisitions, net of cash acquired	—	(138)
Other distributions from equity investments	30	16
Keystone XL contractual recoveries	2	—
Deferred amounts and other	10	129
Net cash (used in) provided by investing activities	(1,855)	(2,776)
Financing Activities
Notes payable issued (repaid), net	377	(2,225)
Long-term debt issued, net of issue costs	662	7,011
Long-term debt repaid	(404)	(110)
Disposition of equity interest, net of transaction costs	(38)	—
Dividends on common shares	(965)	(651)
Dividends on preferred shares	(23)	(22)
Distributions to non-controlling interests	(282)	(21)
Distributions on Class C Interests	(1)	(41)
Common shares issued, net of issue costs	—	3
Net cash (used in) provided by financing activities	(674)	3,944
Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	49	(11)
Increase (Decrease) in Cash and Cash Equivalents, Including Cash Balances Classified as Assets Held for Sale	(438)	3,231
Cash balances classified as assets held for sale	(47)	—
Increase (Decrease) in Cash and Cash Equivalents	(485)	3,231
Cash and Cash Equivalents - Beginning of period	3,678	620
Cash and Cash Equivalents - End of period	3,193	3,851
See accompanying Notes to the Condensed consolidated financial statements.
46 | TC Energy First Quarter 2024

Condensed consolidated balance sheet

(unaudited - millions of Canadian $)		March 31, 2024	December 31, 2023

ASSETS
Current Assets
Cash and cash equivalents		3,193	3,678
Accounts receivable		4,218	4,209
Inventories		1,100	982
Assets held for sale		685	—
Other current assets		2,689	2,503
		11,885	11,372
Plant, Property and Equipment	net of accumulated depreciation of $37,049 and $36,602, respectively	81,966	80,569
Net Investment in Leases		2,330	2,263
Equity Investments		10,777	10,314
Restricted Investments		2,745	2,636
Regulatory Assets		2,445	2,330
Goodwill		12,844	12,532
Other Long-Term Assets		3,034	3,018
		128,026	125,034
LIABILITIES
Current Liabilities
Notes payable		381	—
Accounts payable and other		6,944	6,987
Dividends payable		1,008	979
Accrued interest		905	913
Current portion of long-term debt		3,086	2,938
Liabilities related to assets held for sale		384	—
		12,708	11,817
Regulatory Liabilities		4,995	4,806
Other Long-Term Liabilities		1,076	1,015
Deferred Income Tax Liabilities		8,470	8,125
Long-Term Debt		50,607	49,976
Junior Subordinated Notes		10,496	10,287
		88,352	86,026
EQUITY
Common shares, no par value		30,002	30,002
Issued and outstanding:	March 31, 2024 – 1,037 million shares December 31, 2023 – 1,037 million shares
Preferred shares		2,499	2,499
Retained earnings (Accumulated deficit)		(2,777)	(2,997)
Accumulated other comprehensive income (loss)		377	49
Controlling Interests		30,101	29,553
Non-Controlling Interests		9,573	9,455
		39,674	39,008
		128,026	125,034
Commitments, Contingencies and Guarantees (Note 15)
Variable Interest Entities (Note 16)
See accompanying Notes to the Condensed consolidated financial statements.
TC Energy First Quarter 2024 | 47

Condensed consolidated statement of equity

	three months ended March 31
(unaudited - millions of Canadian $)	2024	2023

Common Shares
Balance at beginning of period	30,002	28,995
Shares issued:
Dividend reinvestment and share purchase plan	—	266
Exercise of stock options	—	3
Balance at end of period	30,002	29,264
Preferred Shares
Balance at beginning and end of period	2,499	2,499
Additional Paid-In Capital
Balance at beginning of period	—	722
Disposition of equity interest, net of transaction costs	11	—
Reclassification of additional paid-in capital deficit to retained earnings (accumulated deficit)	(11)	—
Issuance of stock options, net of exercises	—	3
Balance at end of period	—	725
Retained Earnings (Accumulated Deficit)
Balance at beginning of period	(2,997)	819
Net income (loss) attributable to controlling interests	1,226	1,336
Common share dividends	(996)	(952)
Preferred share dividends	(21)	(21)
Reclassification of additional paid-in capital deficit to retained earnings (accumulated deficit)	11	—
Balance at end of period	(2,777)	1,182
Accumulated Other Comprehensive Income (Loss)
Balance at beginning of period	49	955
Other comprehensive income (loss) attributable to controlling interests	328	(52)
Balance at end of period	377	903
Equity Attributable to Controlling Interests	30,101	34,573
Equity Attributable to Non-Controlling Interests
Balance at beginning of period	9,455	126
Other comprehensive income (loss) attributable to non-controlling interests	235	—
Net income (loss) attributable to non-controlling interests	171	11
Non-controlling interests on acquisition of Texas Wind Farms	—	106
Disposition of equity interest	(6)	—
Distributions declared to non-controlling interests	(282)	(21)
Balance at end of period	9,573	222
Total Equity	39,674	34,795
See accompanying Notes to the Condensed consolidated financial statements.
48 | TC Energy First Quarter 2024

Notes to Condensed consolidated financial statements
(unaudited)
1. BASIS OF PRESENTATION
These Condensed consolidated financial statements of TC Energy Corporation (TC Energy or the Company) have been prepared by management in accordance with U.S. GAAP. The accounting policies applied are consistent with those outlined in TC Energy’s annual audited Consolidated financial statements for the year ended December 31, 2023, except as described in Note 2, Accounting changes. Capitalized and abbreviated terms that are used but not otherwise defined herein are identified in TC Energy’s 2023 Annual Report.
These Condensed consolidated financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Condensed consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2023 audited Consolidated financial statements included in TC Energy’s 2023 Annual Report. Certain comparative figures have been adjusted to reflect the current period's presentation.
Earnings for interim periods may not be indicative of results for the fiscal year in certain of the Company’s segments primarily due to:
•Natural gas pipelines segments – the timing of regulatory decisions and negotiated rate case settlements as well as seasonal fluctuations in short-term throughput volumes on U.S. pipelines and marketing activities
•Liquids Pipelines – fluctuations in throughput volumes on the Keystone Pipeline System and marketing activities
•Power and Energy Solutions – the impacts of seasonal weather conditions on customer demand, market supply and prices of natural gas and power as well as maintenance outages in certain of the Company’s investments in electrical power generation plants and Canadian non-regulated natural gas storage facilities and marketing activities.
In addition to the factors mentioned above, revenues and segmented earnings are impacted by fluctuations in foreign exchange rates, mainly related to the Company's U.S. dollar-denominated operations and Mexican peso-denominated exposure.
Use of Estimates and Judgments
In preparing these Condensed consolidated financial statements, TC Energy is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these Condensed consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies included in the annual audited Consolidated financial statements for the year ended December 31, 2023, except as described in Note 2, Accounting changes.

TC Energy First Quarter 2024 | 49

2. ACCOUNTING CHANGES
Changes in Accounting Policies for 2024
Leases
In March 2023, the FASB issued new guidance that clarified the accounting for leasehold improvements associated with common control leases. This new guidance was effective January 1, 2024 and did not have a material impact on the Company's consolidated financial statements.
Future Accounting Changes
Income Taxes
In December 2023, the FASB issued new guidance to enhance the transparency and decision usefulness of income tax disclosures through improvements to the rate reconciliation and income taxes paid information. The guidance also includes certain other amendments to improve the effectiveness of income tax disclosures. This new guidance is effective for the annual period beginning January 1, 2025. The guidance is applied prospectively with retrospective application permitted. Early adoption is permitted for annual financial statements not yet issued. The Company does not expect this guidance to have a material impact on the Company's condensed consolidated financial statements.
Segment Reporting
In November 2023, the FASB issued new guidance to improve disclosures about a public entity's reportable segments and address requests from investors for additional, more detailed information about a reportable segment's expenses. The guidance is effective for annual periods beginning January 1, 2024 and interim periods beginning January 1, 2025. Early adoption is permitted and the guidance is applied retrospectively. The Company is currently assessing the impact of the standard on the Company's condensed consolidated financial statements.
3.  SPINOFF OF LIQUIDS PIPELINES BUSINESS
In 2023, TC Energy announced plans to separate into two independent, investment-grade, publicly listed companies through the proposed spinoff of its Liquids Pipelines business (the spinoff Transaction). The name of the new Liquids Pipelines business will be South Bow Corporation (South Bow). Under the spinoff Transaction, common shareholders of TC Energy as of the record date established for the spinoff Transaction will receive, in exchange for each TC Energy share, one new TC Energy share and 0.2 of a South Bow common share.
The Canadian and U.S. tax rulings have been received and subject to receipt of the remaining approvals and conditions of the spinoff Transaction, TC Energy expects that the effective date will occur between late third quarter and mid fourth quarter 2024.
50 | TC Energy First Quarter 2024

4. SEGMENTED INFORMATION

three months ended March 31, 2024	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Energy Solutions
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	1,384	1,672	214	734	239	—		4,243
Intersegment revenues	—	26	—	—	—	(26)	[2]	—
	1,384	1,698	214	734	239	(26)		4,243
Income (loss) from equity investments[3]	6	126	30	17	177	—		356
Plant operating costs and other[3]	(466)	(390)	(9)	(212)	(124)	(32)	[2]	(1,233)
Commodity purchase resold	—	(35)	—	(108)	(12)	—		(155)
Property taxes	(78)	(116)	—	(30)	(2)	—		(226)
Depreciation and amortization	(345)	(240)	(23)	(85)	(26)	—		(719)
Segmented Earnings (Losses)	501	1,043	212	316	252	(58)		2,266
Interest expense								(837)
Allowance for funds used during construction								157
Foreign exchange gains (losses), net								27
Interest income and other								77
Income (Loss) before Income Taxes								1,690
Income tax (expense) recovery								(293)
Net Income (Loss)								1,397
Net (income) loss attributable to non-controlling interests								(171)
Net Income (Loss) Attributable to Controlling Interests								1,226
Preferred share dividends								(23)
Net Income (Loss) Attributable to Common Shares								1,203

Capital Spending[4]
Capital expenditures	341	584	615	17	17	5		1,579
Capital projects in development	—	—	—	—	20	—		20
Contributions to equity investments	112	—	—	—	186	—		298
	453	584	615	17	223	5		1,897
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3The Mexico Natural Gas Pipelines segment includes a recovery of $18 million on the ECL provision with respect to the net investment in leases associated with the in-service TGNH pipelines and a recovery of $2 million on the ECL provision for contract assets related to certain other Mexico natural gas pipelines. Income (loss) from equity investments includes a recovery of $1 million on the ECL provision for contract assets related to Sur de Texas.
4Included in investing activities in the Condensed consolidated statement of cash flows.
TC Energy First Quarter 2024 | 51

three months ended March 31, 2023	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Energy Solutions
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	1,229	1,709	205	538	247	—		3,928
Intersegment revenues	—	26	—	—	—	(26)	[2]	—
	1,229	1,735	205	538	247	(26)		3,928
Income (loss) from equity investments[3]	5	108	(9)	14	185	—		303
Impairment of equity investment	(13)	—	—	—	—	—		(13)
Plant operating costs and other[3]	(417)	(409)	80	(177)	(158)	24	[2]	(1,057)
Commodity purchase resold	—	—	—	(84)	(3)	—		(87)
Property taxes	(77)	(118)	—	(31)	(1)	—		(227)
Depreciation and amortization	(316)	(237)	(22)	(84)	(18)	—		(677)
Segmented Earnings (Losses)	411	1,079	254	176	252	(2)		2,170
Interest expense								(762)
Allowance for funds used during construction								131
Foreign exchange gains (losses), net								107
Interest income and other								42
Income (Loss) before Income Taxes								1,688
Income tax (expense) recovery								(341)
Net Income (Loss)								1,347
Net (income) loss attributable to non-controlling interests								(11)
Net Income (Loss) Attributable to Controlling Interests								1,336
Preferred share dividends								(23)
Net Income (Loss) Attributable to Common Shares								1,313

Capital Spending[4]
Capital expenditures	822	602	386	13	56	6		1,885
Capital projects in development	3	—	—	—	75	—		78
Contributions to equity investments	900	—	—	—	170	—		1,070
	1,725	602	386	13	301	6		3,033
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3The Mexico Natural Gas Pipelines segment includes a recovery of $95 million on the ECL provision with respect to the net investment in leases associated with the in-service TGNH pipelines and a recovery of $11 million on the ECL provision for contract assets related to certain other Mexico natural gas pipelines. Income (loss) from equity investments includes an expense of $2 million on the ECL provision for contract assets related to Sur de Texas.
4    Included in investing activities in the Condensed consolidated statement of cash flows.

52 | TC Energy First Quarter 2024

Total Assets by Segment

(unaudited - millions of Canadian $)	March 31, 2024	December 31, 2023

Canadian Natural Gas Pipelines	30,089	29,782
U.S. Natural Gas Pipelines	51,860	50,499
Mexico Natural Gas Pipelines	13,104	12,003
Liquids Pipelines	16,504	15,490
Power and Energy Solutions	9,552	9,525
Corporate	6,917	7,735
	128,026	125,034
TC Energy First Quarter 2024 | 53

5. REVENUES
Disaggregation of Revenues
The following tables summarize total Revenues for the three months ended March 31, 2024 and 2023:

three months ended March 31, 2024	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Energy Solutions	Total
(unaudited - millions of Canadian $)

Revenues from contracts with customers
Capacity arrangements and transportation	1,378	1,416	107	592	—	3,493
Power generation	—	—	—	—	100	100
Natural gas storage and other[1,2]	6	214	31	3	82	336
	1,384	1,630	138	595	182	3,929
Sales-type lease income	—	—	76	—	—	76
Other revenues[3]	—	42	—	139	57	238
	1,384	1,672	214	734	239	4,243
1The Canadian Natural Gas Pipelines segment includes $6 million of fee revenues from an affiliate related to development and construction of the Coastal GasLink pipeline project which is 35 per cent owned by TC Energy.
2The Mexico Natural Gas Pipelines segment includes $24 million of revenues generated from non-lease components for the provision of operating and maintenance services with respect to sales-type leases on the in-service TGNH pipelines.
3Other revenues include income from the Company's marketing activities and financial instruments. Refer to Note 14, Risk management and financial instruments, for additional information on financial instruments. Additionally, other revenues include $31 million of operating lease income.

three months ended March 31, 2023	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Energy Solutions	Total
(unaudited - millions of Canadian $)

Revenues from contracts with customers
Capacity arrangements and transportation	1,221	1,350	109	438	—	3,118
Power generation	—	—	—	—	116	116
Natural gas storage and other[1,2]	8	245	33	1	109	396
	1,229	1,595	142	439	225	3,630
Sales-type lease income	—	—	63	—	—	63
Other revenues[3]	—	114	—	99	22	235
	1,229	1,709	205	538	247	3,928
1The Canadian Natural Gas Pipelines segment includes $8 million of fee revenues from an affiliate related to development and construction of the Coastal GasLink pipeline project which is 35 per cent owned by TC Energy.
2The Mexico Natural Gas Pipelines segment includes $27 million of revenues generated from non-lease components for the provision of operating and maintenance services with respect to sales-type leases on the in-service TGNH pipelines.
3Other revenues include income from the Company's marketing activities and financial instruments. Refer to Note 14, Risk management and financial instruments, for additional information on financial instruments. Additionally, other revenues include $32 million of operating lease income.

54 | TC Energy First Quarter 2024

Contract Balances

(unaudited - millions of Canadian $)	March 31, 2024	December 31, 2023	Affected line item on the Condensed consolidated balance sheet

Receivables from contracts with customers	1,715	1,832	Accounts receivable
Contract assets	211	151	Other current assets
Long-term contract assets	486	457	Other long-term assets
Contract liabilities[1]	74	69	Accounts payable and other
Long-term contract liabilities	13	12	Other long-term liabilities
1During the three months ended March 31, 2024, $27 million (2023 – $19 million) of revenues were recognized that were included in contract liabilities and long-term contract liabilities at the beginning of the period.
Contract assets and long-term contract assets primarily relate to the Company’s right to revenues for services completed but not invoiced at the reporting date on long-term committed capacity natural gas pipelines contracts. The change in contract assets is primarily related to the transfer to Accounts receivable when these rights become unconditional and the customer is invoiced, as well as the recognition of additional revenues that remain to be invoiced. Contract liabilities and long-term contract liabilities primarily represent unearned revenue for contracted services.
Future Revenues from Remaining Performance Obligations
As at March 31, 2024, future revenues from long-term pipeline capacity arrangements and transportation as well as natural gas storage and other contracts extending through 2055 are approximately $22.1 billion, of which approximately $3.8 billion is expected to be recognized during the remainder of 2024.
TC Energy First Quarter 2024 | 55

6. COASTAL GASLINK
Subordinated Loan Agreement
Committed capacity under the subordinated loan agreement between TC Energy and Coastal GasLink LP was $3.4 billion with a balance outstanding of $2.6 billion at March 31, 2024 (December 31, 2023 – $3.4 billion and $2.5 billion, respectively).
Any amounts outstanding on the loan will be repaid by Coastal GasLink LP to TC Energy once final project costs are known, which will be determined after the pipeline is placed in service. Coastal GasLink LP partners, including TC Energy, will contribute equity to Coastal GasLink LP to ultimately fund Coastal GasLink LP’s repayment of this subordinated loan to TC Energy. The Company expects that these additional equity contributions will be predominantly funded by TC Energy.
Amounts drawn under the subordinated loan agreement are accounted for as in-substance equity contributions and are presented as Contributions to equity investments on the Company’s Condensed consolidated statement of cash flows. Interest and principal repayments on this loan, which are expected to be predominantly funded by TC Energy, will be accounted for as an equity investment distribution to the Company once received.
In the three months ended March 31, 2024, draws of $50 million (2023 – $77 million, net of repayments) were made by Coastal GasLink LP under the subordinated loan agreement. The table below reflects the changes in the carrying value of this loan receivable balance.

(unaudited - millions of Canadian $)

Outstanding balance at December 31, 2023	2,520
Impairment in prior years	(2,020)
Issuances in the three months ended March 31, 2024	50
Outstanding balance at March 31, 2024	550
Impairment of Equity Investment in Coastal GasLink LP
In the three months ended March 31, 2024, no impairment charges were recorded (2023 – $13 million) as there were no events or changes in circumstances since December 31, 2023 indicating a significant adverse impact on the estimated fair value of the Company’s investment in Coastal GasLink LP.
Between December 31, 2022 and September 30, 2023, with the expectation that additional equity contributions under the subordinated loan agreement will be predominantly funded by TC Energy, the Company completed valuation assessments for the year ended December 31, 2022 and the first three quarters of 2023. For each period in which an assessment was performed, the Company concluded that the fair value of its investment in Coastal GasLink LP was below its carrying value and that these were other-than-temporary impairments. As a result, the cumulative pre-tax impairment charge recognized at March 31, 2024 is $5,148 million ($4,586 million after tax).
At March 31, 2024, the carrying value of the Company's investment was $532 million (December 31, 2023 – $294 million), which reflects the balance of amounts, net of impairments, drawn on the subordinated loan and other changes to TC Energy's equity investment.
At March 31, 2024, TC Energy expects to fund an additional $0.8 billion related to the capital cost estimates to complete the Coastal GasLink pipeline, which is consistent with the capital cost profile that was included in the September 30, 2023 impairment calculation.
56 | TC Energy First Quarter 2024

7. INCOME TAXES
Effective Tax Rates
The effective income tax rates were 17 per cent and 20 per cent for the three months ended March 31, 2024 and 2023, respectively. The decrease in the effective income tax rate was primarily due to higher net income attributable to             non-controlling interests, the impact of Mexico foreign exchange exposure and an unrealized non-taxable capital loss from the impairment of the Company's investment in Coastal GasLink LP in 2023, partially offset by lower foreign income tax rate differentials in 2024.
8. ASSETS HELD FOR SALE
Portland Natural Gas Transmission System
On March 4, 2024, the Company announced that TC Energy and its partner Northern New England Investment Company, Inc., a subsidiary of Énergir L.P. (Énergir), entered into a purchase and sale agreement to sell Portland Natural Gas Transmission System (PNGTS) to BlackRock, through a fund managed by its Diversified Infrastructure business and investment funds managed by Morgan Stanley Infrastructure Partners (the Purchaser), for expected proceeds of approximately $1.5 billion (US$1.1 billion). In addition, the Purchaser will assume US$250 million of Senior Notes outstanding at PNGTS, which is currently consolidated on the Company's Condensed consolidated balance sheet.
The cash proceeds will be split pro-rata according to the current PNGTS ownership interests (TC Energy – 61.7 per cent, Énergir – 38.3 per cent) and will be paid at closing, subject to certain customary adjustments. The transaction is expected to close in the second half of 2024, subject to the receipt of regulatory approvals and customary closing conditions.
At March 31, 2024, the related assets and liabilities classified as held for sale were as follows:

(unaudited - millions of Canadian $)	March 31, 2024

Assets Held for Sale
Current assets	70
Plant, property and equipment	615
Total assets held for sale	685
Liabilities Related to Assets Held for Sale
Current liabilities	30
Long-term debt, net	338
Other long-term liabilities	16
Total liabilities related to assets held for sale	384
TC Energy First Quarter 2024 | 57

9. KEYSTONE ENVIRONMENTAL PROVISION
In December 2022, a pipeline incident occurred in Washington County, Kansas on the Keystone Pipeline System. At December 31, 2023, the Company had accrued a life-to-date environmental liability of $794 million, before expected insurance recoveries and not including potential fines and penalties which continue to be indeterminable. For the three months ended March 31, 2024, amounts paid for the environmental remediation liability were $57 million (2023 –         $181 million). The remaining balance reflected in Accounts payable and other and Other long-term liabilities on the Company's Condensed consolidated balance sheet was $67 million and $10 million, respectively at March 31, 2024     (December 31, 2023 – $122 million and $9 million, respectively).
The expected recovery of the remaining estimated environmental remediation costs recorded in Other current assets and Other long-term assets were $125 million and $34 million, respectively at March 31, 2024 (December 31, 2023 – $150 million and $33 million, respectively). An additional $36 million was accrued in 2023, which is expected to be recoverable from TC Energy's wholly-owned captive insurance subsidiary. This amount was recorded as an expense in Interest income and other in the Condensed consolidated statement of income. For the three months ended March 31, 2024, the Company received     $28 million (2023 – $102 million) from its insurance policies related to the costs for environmental remediation.
58 | TC Energy First Quarter 2024

10. LONG-TERM DEBT
Long-Term Debt Issued
Long-term debt issued by the Company in the three months ended March 31, 2024 included the following:

(unaudited - millions of Canadian $, unless otherwise noted)
Company	Issue date	Type	Maturity date	Amount	Interest rate

Columbia Pipelines Holding Company LLC
	January 2024	Senior Unsecured Notes	January 2034	US 500	5.68%
Long-Term Debt Repaid/Retired
Long-term debt repaid by the Company in the three months ended March 31, 2024 included the following:

(unaudited - millions of Canadian $, unless otherwise noted)
Company	Repayment date	Type	Amount	Interest rate

ANR Pipeline Company
	February 2024	Senior Unsecured Notes	US 125	7.38%
Nova Gas Transmission Ltd.
	March 2024	Debentures	100	9.90%
TC Energía Mexicana, S. de R.L. de C.V.
	Various	Senior Unsecured Revolving Credit Facility	US 80	Floating
Capitalized Interest
In the three months ended March 31, 2024, TC Energy capitalized interest related to capital projects of $68 million        (2023 – $30 million).
11. COMMON SHARES AND PREFERRED SHARES
The Board of Directors of TC Energy declared quarterly dividends as follows:

	three months ended March 31
(unaudited - Canadian $, rounded to two decimals)	2024	2023

per common share	0.96	0.93

per Series 1 preferred share	0.22	0.22
per Series 2 preferred share	0.43	0.38
per Series 3 preferred share	0.11	0.11
per Series 4 preferred share	0.39	0.34
per Series 5 preferred share	0.12	0.12
per Series 6 preferred share	0.41	0.36
per Series 7 preferred share	0.24	0.24
per Series 9 preferred share	0.24	0.24
Shareholders of the Series 7 preferred shares had the option to convert to Series 8 preferred shares by providing notice on or before April 15, 2024. As the total number of Series 7 preferred shares tendered for conversion did not meet the established threshold, no Series 7 preferred shares were subsequently converted into Series 8 preferred shares.
TC Energy First Quarter 2024 | 59

12. OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Components of other comprehensive income (loss), including the portion attributable to non-controlling interests and related tax effects, were as follows:

three months ended March 31, 2024	Before tax amount	Income tax (expense) recovery	Net of tax amount
(unaudited - millions of Canadian $)

Foreign currency translation gains and losses on net investment in foreign operations	470	3	473
Change in fair value of net investment hedges	(12)	3	(9)
Change in fair value of cash flow hedges	11	(3)	8
Other comprehensive income (loss) on equity investments	120	(29)	91
Other Comprehensive Income (Loss)	589	(26)	563

three months ended March 31, 2023	Before tax amount	Income tax (expense) recovery	Net of tax amount
(unaudited - millions of Canadian $)

Foreign currency translation gains and losses on net investment in foreign operations	(23)	(1)	(24)
Change in fair value of net investment hedges	13	(3)	10
Change in fair value of cash flow hedges	(1)	—	(1)
Reclassification to net income of (gains) losses on cash flow hedges	44	(10)	34
Other comprehensive income (loss) on equity investments	(95)	24	(71)
Other Comprehensive Income (Loss)	(62)	10	(52)
The changes in AOCI by component, net of tax, were as follows:

three months ended March 31, 2024	Currency translation adjustments	Cash flow hedges	Pension and other post-retirement benefit plans adjustments	Equity investments	Total
(unaudited - millions of Canadian $)

AOCI balance at January 1, 2024	(317)	(35)	(55)	456	49
Other comprehensive income (loss) before reclassifications[1]	229	8	—	95	332
Amounts reclassified from AOCI[2]	—	—	—	(4)	(4)
Net current period other comprehensive income (loss)	229	8	—	91	328
AOCI balance at March 31, 2024	(88)	(27)	(55)	547	377
1    Other comprehensive income (loss) before reclassifications on currency translation adjustments is net of non-controlling interest gain of $235 million (2023 – nil).
2    Gains related to cash flow hedges reported in AOCI and expected to be reclassified to net income in the next 12 months are estimated to be $2 million ($2 million after tax) at March 31, 2024. These estimates assume constant commodity prices, interest rates and foreign exchange rates over time; however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.

60 | TC Energy First Quarter 2024

Details about reclassifications out of AOCI into the Condensed consolidated statement of income were as follows:

	three months ended March 31		Affected line item in the Condensed consolidated statement of income[1]
(unaudited - millions of Canadian $)	2024	2023

Cash flow hedges
Commodities	3	(41)	Revenues (Power and Energy Solutions)
Interest rate	(3)	(3)	Interest expense
	—	(44)	Total before tax
	—	10	Income tax (expense) recovery
	—	(34)	Net of tax
Equity investments
Equity income (loss)	5	6	Income (loss) from equity investments
	(1)	(2)	Income tax (expense) recovery
	4	4	Net of tax
1All amounts in parentheses indicate expenses to the Condensed consolidated statement of income.
13. EMPLOYEE POST-RETIREMENT BENEFITS
The components of the net benefit cost recognized for the Company’s pension benefit plans and other post-retirement benefit plans were as follows:

	three months ended March 31
	Pension benefit plans		Other post-retirement benefit plans
(unaudited - millions of Canadian $)	2024	2023	2024	2023

Service cost[1]	28	23	—	1
Other components of net benefit cost[1]
Interest cost	40	39	4	4
Expected return on plan assets	(62)	(59)	(3)	(4)
	(22)	(20)	1	—
Net Benefit Cost	6	3	1	1
1Service cost and other components of net benefit cost are included in Plant operating costs and other in the Condensed consolidated statement of income.
TC Energy First Quarter 2024 | 61

14. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Risk Management Overview
TC Energy has exposure to market risk and counterparty credit risk and has strategies, policies and limits in place to manage the impact of these risks on its earnings, cash flows and, ultimately, shareholder value.
Counterparty Credit Risk
TC Energy’s exposure to counterparty credit risk includes its cash and cash equivalents, accounts receivable and certain contractual recoveries, available-for-sale assets, the fair value of derivative assets, net investment in leases and certain contract assets in Mexico.
Market events causing disruptions in global energy demand and supply may contribute to economic uncertainties impacting a number of TC Energy's customers. While the majority of the Company's credit exposure is to large creditworthy entities, TC Energy maintains close monitoring and communication with those counterparties experiencing greater financial pressures. Refer to TC Energy's 2023 Annual Report for more information about the factors that mitigate the Company's counterparty credit risk exposure.
The Company reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. TC Energy uses historical credit loss and recovery data, adjusted for management's judgment regarding current economic and credit conditions, along with reasonable and supportable forecasts to determine any impairment, which is recognized in Plant operating costs and other.
For the three months ended March 31, 2024, the Company recorded a recovery of $18 million (2023 – $95 million) on the ECL provision before tax with respect to the net investment in leases associated with the in-service TGNH pipelines and a recovery of $2 million (2023 – $11 million) on the ECL provision for contract assets related to certain other Mexico natural gas pipelines. At March 31, 2024, the balance of the ECL provision was $59 million (December 31, 2023 – $76 million) with respect to the net investment in leases associated with the in-service TGNH pipelines and $2 million (December 31, 2023 – $4 million) related to certain other Mexico natural gas pipelines. The ECL provision is driven primarily by a probability of default measure for the counterparty that is published by an external third party. The Company's net investment in leases at March 31, 2024 included the lateral section of the Villa de Reyes pipeline, which was placed into service in August 2023.
At March 31, 2024, the Company had no significant credit losses, other than the ECL provisions noted above and there were no significant credit risk concentrations or amounts past due or impaired.
TC Energy has significant credit and performance exposure to financial institutions that hold cash deposits and provide committed credit lines and letters of credit that help manage the Company's exposure to counterparties and provide liquidity in commodity, foreign exchange and interest rate derivative markets. TC Energy's portfolio of financial sector exposure consists primarily of highly-rated investment grade, systemically important financial institutions.
62 | TC Energy First Quarter 2024

Net Investment in Foreign Operations
The Company hedges a portion of its net investment in foreign operations (on an after-tax basis) with U.S. dollar-denominated debt, cross-currency interest rate swaps and foreign exchange options as appropriate.
The fair values and notional amounts for the derivatives designated as a net investment hedge were as follows:

	March 31, 2024		December 31, 2023
(unaudited - millions of Canadian $, unless otherwise noted)	Fair value[1,2]	Notional amount	Fair value[1,2]	Notional amount

U.S. dollar foreign exchange options (maturing 2024)	2	US 600	8	US 1,000
U.S. dollar cross-currency interest rate swaps (maturing 2025)	(3)	US 100	2	US 200
	(1)	US 700	10	US 1,200
1Fair value equals carrying value.
2No amounts have been excluded from the assessment of hedge effectiveness.
The notional amounts and fair values of U.S. dollar-denominated debt designated as a net investment hedge were as follows:

(unaudited - millions of Canadian $, unless otherwise noted)	March 31, 2024	December 31, 2023

Notional amount	30,300 (US 22,400)	27,800 (US 21,100)
Fair value	29,500 (US 21,800)	26,600 (US 20,200)
Non-Derivative Financial Instruments
Fair value of non-derivative financial instruments
Available-for-sale assets are recorded at fair value which is calculated using quoted market prices where available including the Company's LMCI equity securities which are classified in Level I of the fair value hierarchy. Certain other non-derivative financial instruments included in Cash and cash equivalents, Accounts receivable, Other current assets, Restricted investments, Net investment in leases, Other long-term assets, Notes payable, Accounts payable and other, Dividends payable, Accrued interest and Other long-term liabilities have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity.
Credit risk has been taken into consideration when calculating the fair value of non-derivative financial instruments.
Balance sheet presentation of non-derivative financial instruments
The following table details the fair value of non-derivative financial instruments, excluding those where carrying amounts approximate fair value and would be classified in Level II of the fair value hierarchy:

	March 31, 2024		December 31, 2023
(unaudited - millions of Canadian $)	Carrying amount	Fair value	Carrying amount	Fair value

Long-term debt, including current portion[1,2,3]	(54,031)	(53,467)	(52,914)	(52,815)
Junior subordinated notes	(10,496)	(9,926)	(10,287)	(9,217)
	(64,527)	(63,393)	(63,201)	(62,032)
1The carrying amount of long-term debt at March 31, 2024 includes $338 million (fair value of $287 million) in Liabilities related to assets held for sale on the Company's Condensed consolidated balance sheet related to the sale of Portland Natural Gas Transmission System.
2Long-term debt is recorded at amortized cost, except for US$2.4 billion (December 31, 2023 – US$2.0 billion) that is attributed to hedged risk and recorded at fair value.
3Net income (loss) for the three months ended March 31, 2024 included unrealized gains of $83 million (2023 – unrealized losses of $55 million) for fair value adjustments attributable to the hedged interest rate risk associated with interest rate swap fair value hedging relationships. There were no other unrealized gains or losses from fair value adjustments to the non-derivative financial instruments.
TC Energy First Quarter 2024 | 63

Available-for-sale assets summary
The following tables summarize additional information about the Company's restricted investments that were classified as available-for-sale assets:

	March 31, 2024		December 31, 2023
(unaudited - millions of Canadian $)	LMCI restricted investments	Other restricted investments[1]	LMCI restricted investments	Other restricted investments[1]

Fair values of fixed income securities[2,3]
Maturing within 1 year	—	40	1	35
Maturing within 1-5 years	3	232	8	241
Maturing within 5-10 years	1,374	—	1,340	—
Maturing after 10 years	86	—	102	—
Fair value of equity securities[2,4]	973	55	883	50
	2,436	327	2,334	326
1Other restricted investments have been set aside to fund insurance claim losses to be paid by the Company's wholly-owned captive insurance subsidiary.
2Available-for-sale assets are recorded at fair value and included in Other current assets and Restricted investments on the Company's Condensed consolidated balance sheet.
3Classified in Level II of the fair value hierarchy.
4Classified in Level I of the fair value hierarchy.

	three months ended March 31
	2024		2023
(unaudited - millions of Canadian $)	LMCI restricted investments[1]	Other restricted investments[2]	LMCI restricted investments[1]	Other restricted investments[2]

Net unrealized gains (losses) in the period	59	3	103	2
Net realized gains (losses) in the period[3]	(2)	—	(7)	—
1Unrealized and realized gains (losses) arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these gains and losses as regulatory liabilities or regulatory assets.
2Unrealized and realized gains (losses) on other restricted investments are included in Interest income and other in the Condensed consolidated statement of income.
3Realized gains (losses) on the sale of LMCI restricted investments are determined using the average cost basis.
Derivative Instruments
Fair value of derivative instruments
The fair value of foreign exchange and interest rate derivatives has been calculated using the income approach which uses period-end market rates and applies a discounted cash flow valuation model. The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. The fair value of options has been calculated using the Black-Scholes pricing model. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.
In some cases, even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment or are not designated as a hedge and are accounted for at fair value with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.
64 | TC Energy First Quarter 2024

The recognition of gains and losses on derivatives for Canadian natural gas regulated pipeline exposures is determined through the regulatory process. Gains and losses arising from changes in the fair value of derivatives accounted for as part of rate-regulated accounting, including those that qualify for hedge accounting treatment, are expected to be refunded or recovered through the tolls charged by the Company. As a result, these gains and losses are deferred as regulatory liabilities or regulatory assets and are refunded to or collected from the rate payers in subsequent years when the derivative settles.
Balance sheet presentation of derivative instruments
The balance sheet classification of the fair value of derivative instruments was as follows:

at March 31, 2024	Cash flow hedges	Fair value hedges	Net investment hedges	Held for trading	Total fair value of derivative instruments[1]
(unaudited - millions of Canadian $)

Other current assets
Commodities[2]	14	—	—	1,293	1,307
Foreign exchange	—	—	2	33	35
	14	—	2	1,326	1,342
Other long-term assets
Commodities[2]	5	—	—	103	108
Foreign exchange	—	—	—	11	11
Interest rate	—	9	—	—	9
	5	9	—	114	128
Total Derivative Assets	19	9	2	1,440	1,470
Accounts payable and other
Commodities[2]	—	—	—	(1,278)	(1,278)
Foreign exchange	—	—	(3)	(23)	(26)
Interest rate	—	(32)	—	—	(32)
	—	(32)	(3)	(1,301)	(1,336)
Other long-term liabilities
Commodities[2]	—	—	—	(50)	(50)
Foreign exchange	—	—	—	(5)	(5)
Interest rate	—	(71)	—	—	(71)
	—	(71)	—	(55)	(126)
Total Derivative Liabilities	—	(103)	(3)	(1,356)	(1,462)
Total Derivatives	19	(94)	(1)	84	8
1Fair value equals carrying value.
2Includes purchases and sales of power, natural gas, liquids and emission credits.
TC Energy First Quarter 2024 | 65

at December 31, 2023	Cash flow hedges	Fair value hedges	Net investment hedges	Held for trading	Total fair value of derivative instruments[1]
(unaudited - millions of Canadian $)

Other current assets
Commodities[2]	9	—	—	1,195	1,204
Foreign exchange	—	—	10	71	81
	9	—	10	1,266	1,285
Other long-term assets
Commodities[2]	3	—	—	86	89
Foreign exchange	—	—	—	30	30
Interest rate	—	36	—	—	36
	3	36	—	116	155
Total Derivative Assets	12	36	10	1,382	1,440
Accounts payable and other
Commodities[2]	(1)	—	—	(1,110)	(1,111)
Foreign exchange	—	—	—	(14)	(14)
Interest rate	—	(18)	—	—	(18)
	(1)	(18)	—	(1,124)	(1,143)
Other long-term liabilities
Commodities[2]	—	—	—	(75)	(75)
Foreign exchange	—	—	—	(2)	(2)
Interest rate	—	(29)	—	—	(29)
	—	(29)	—	(77)	(106)
Total Derivative Liabilities	(1)	(47)	—	(1,201)	(1,249)
Total Derivatives	11	(11)	10	181	191
1Fair value equals carrying value.
2Includes purchases and sales of power, natural gas and liquids.
The majority of derivative instruments held for trading have been entered into for risk management purposes and all are subject to the Company's risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company's exposures to market risk.
Derivatives in fair value hedging relationships
The following table details amounts recorded on the Condensed consolidated balance sheet in relation to cumulative adjustments for fair value hedges included in the carrying amount of the hedged liabilities:

	Carrying amount		Fair value hedging adjustments[1]
(unaudited - millions of Canadian $)	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023

Long-term debt	(3,154)	(2,630)	94	11
1At March 31, 2024 and December 31, 2023, adjustments for discontinued hedging relationships included in these balances were nil.
66 | TC Energy First Quarter 2024

Notional and maturity summary
The maturity and notional amount or quantity outstanding related to the Company's derivative instruments excluding hedges of the net investment in foreign operations was as follows:

at March 31, 2024	Power	Natural gas	Liquids	Emission credits	Foreign exchange	Interest rate
(unaudited)

Net sales (purchases)[1]	9,287	33	12	(333)	—	—
Millions of U.S. dollars	—	—	—	—	5,500	2,400
Millions of Mexican pesos	—	—	—	—	17,500	—
Maturity dates	2024-2044	2024-2029	2024-2025	2024	2024-2026	2030-2038
1Volumes for power, natural gas, liquids and emission credit derivatives are in GWh, Bcf, MMBbls and thousand metric tonnes CO2, respectively.

at December 31, 2023	Power	Natural gas	Liquids	Foreign exchange	Interest rate
(unaudited)

Net sales (purchases)[1]	9,209	50	(7)	—	—
Millions of U.S. dollars	—	—	—	4,978	2,000
Millions of Mexican pesos	—	—	—	20,000	—
Maturity dates	2024-2044	2024-2029	2024	2024-2026	2030-2034
1Volumes for power, natural gas and liquids derivatives are in GWh, Bcf and MMBbls, respectively.
Unrealized and Realized Gains (Losses) on Derivative Instruments
The following summary does not include hedges of the net investment in foreign operations:

	three months ended March 31
(unaudited - millions of Canadian $)	2024	2023

Derivative Instruments Held for Trading[1]
Unrealized gains (losses) in the period
Commodities	(29)	58
Foreign exchange	(71)	74
Realized gains (losses) in the period
Commodities	202	188
Foreign exchange	51	57
Derivative Instruments in Hedging Relationships
Realized gains (losses) in the period
Commodities	3	11
Interest rate	(13)	(6)
1Realized and unrealized gains (losses) on held-for-trading derivative instruments used to purchase and sell commodities are included on a net basis in Revenues. Realized and unrealized gains (losses) on foreign exchange held-for-trading derivative instruments are included on a net basis in Foreign exchange (gains) losses, net in the Condensed consolidated statement of income.
TC Energy First Quarter 2024 | 67

Derivatives in cash flow hedging relationships
The components of OCI (Note 12) related to the change in fair value of derivatives in cash flow hedging relationships before tax were as follows:

	three months ended March 31
(unaudited - millions of Canadian $, pre-tax)	2024	2023

Gains (losses) in fair value of commodity derivative instruments recognized in OCI[1]	11	(1)
1No amounts have been excluded from the assessment of hedge effectiveness.
Effect of fair value and cash flow hedging relationships
The following table details amounts presented in the Condensed consolidated statement of income in which the effects of fair value or cash flow hedging relationships were recorded:

	three months ended March 31
(unaudited - millions of Canadian $)	2024	2023

Fair Value Hedges
Interest rate contracts[1]
Hedged items	(30)	(23)
Derivatives designated as hedging instruments	(13)	(6)
Cash Flow Hedges
Reclassification of gains (losses) on derivative instruments from AOCI to Net income (loss)[2,3]
Commodities[4]	3	(41)
Interest rate[1]	(3)	(3)
1Presented within Interest expense in the Condensed consolidated statement of income.
2Refer to Note 12, Other comprehensive income (loss) and Accumulated other comprehensive income (loss), for the components of OCI related to derivatives in cash flow hedging relationships.
3There are no amounts recognized in earnings that were excluded from effectiveness testing.
4Presented within Revenues (Power and Energy Solutions) in the Condensed consolidated statement of income.
68 | TC Energy First Quarter 2024

Offsetting of derivative instruments
The Company enters into derivative contracts with the right to offset in the normal course of business as well as in the event of default. TC Energy has no master netting agreements; however, similar contracts are entered into containing rights to offset. The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the Condensed consolidated balance sheet. The following tables show the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

at March 31, 2024	Gross derivative instruments	Amounts available for offset[1]	Net amounts
(unaudited - millions of Canadian $)

Derivative instrument assets
Commodities	1,415	(1,277)	138
Foreign exchange	46	(23)	23
Interest rate	9	(4)	5
	1,470	(1,304)	166
Derivative instrument liabilities
Commodities	(1,328)	1,277	(51)
Foreign exchange	(31)	23	(8)
Interest rate	(103)	4	(99)
	(1,462)	1,304	(158)
1Amounts available for offset do not include cash collateral pledged or received.

at December 31, 2023	Gross derivative instruments	Amounts available for offset[1]	Net amounts
(unaudited - millions of Canadian $)

Derivative instrument assets
Commodities	1,293	(1,099)	194
Foreign exchange	111	(16)	95
Interest rate	36	(5)	31
	1,440	(1,120)	320
Derivative instrument liabilities
Commodities	(1,186)	1,099	(87)
Foreign exchange	(16)	16	—
Interest rate	(47)	5	(42)
	(1,249)	1,120	(129)
1Amounts available for offset do not include cash collateral pledged or received.
With respect to the derivative instruments presented above, the Company provided cash collateral of $154 million and letters of credit of $51 million at March 31, 2024 (December 31, 2023 – $149 million and $83 million, respectively) to its counterparties. At March 31, 2024, the Company held cash collateral of less than $1 million and $88 million letters of credit (December 31, 2023 – less than $1 million and $15 million, respectively) from counterparties on asset exposures.
Credit-risk-related contingent features of derivative instruments
Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company’s credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits.
TC Energy First Quarter 2024 | 69

Based on contracts in place and market prices at March 31, 2024, the aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a net liability position was $7 million (December 31, 2023 – $3 million), for which the Company has provided no collateral in the normal course of business. If the credit-risk-related contingent features in these agreements were triggered on March 31, 2024, the Company would have been required to provide collateral equal to the fair value of the related derivative instruments discussed above. Collateral may also need to be provided should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds.
The Company has sufficient liquidity in the form of cash and undrawn committed revolving credit facilities to meet these contingent obligations should they arise.
Fair Value Hierarchy
The Company’s financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How fair value has been determined

Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.
Level II
This category includes interest rate and foreign exchange derivative assets and liabilities where fair value is determined using the income approach and commodity derivatives where fair value is determined using the market approach.
Inputs include published exchange rates, interest rates, interest rate swap curves, yield curves and broker quotes from external data service providers.

Level III
This category includes long-dated commodity transactions in certain markets where liquidity is low. The Company uses the most observable inputs available or alternatively long-term broker quotes or negotiated commodity prices that have been contracted for under similar terms in determining an appropriate estimate of these transactions. Where appropriate, these long-dated prices are discounted to reflect the expected pricing from the applicable markets.
There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

The fair value of the Company’s derivative assets and liabilities measured on a recurring basis, including both current and non‑current portions, were categorized as follows:

at March 31, 2024	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)[1]	Significant unobservable inputs (Level III)[1]
(unaudited - millions of Canadian $)				Total

Derivative instrument assets
Commodities	1,151	213	51	1,415
Foreign exchange	—	46	—	46
Interest rate	—	9	—	9
Derivative instrument liabilities
Commodities	(1,195)	(123)	(10)	(1,328)
Foreign exchange	—	(31)	—	(31)
Interest rate	—	(103)	—	(103)
	(44)	11	41	8
1There were no transfers from Level II to Level III for the three months ended March 31, 2024.

70 | TC Energy First Quarter 2024

at December 31, 2023	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)[1]	Significant unobservable inputs (Level III)[1]
(unaudited - millions of Canadian $)				Total

Derivative instrument assets
Commodities	1,054	229	10	1,293
Foreign exchange	—	111	—	111
Interest rate	—	36	—	36
Derivative instrument liabilities
Commodities	(1,002)	(163)	(21)	(1,186)
Foreign exchange	—	(16)	—	(16)
Interest rate	—	(47)	—	(47)
	52	150	(11)	191
1There were no transfers from Level II to Level III for the year ended December 31, 2023.
The Company has entered into contracts to sell 50 MW of power commencing in 2025 with terms ranging from 15 to 20 years provided from specified renewable sources in the Province of Alberta. The fair value of these contracts is classified in Level III of the fair value hierarchy and is based on the assumption that the contract volumes will be sourced approximately 80 per cent from wind generation, 10 per cent from solar generation and 10 per cent from the market.
The following table presents the net change in fair value of derivative assets and liabilities classified as Level III of the fair value hierarchy:

	three months ended March 31
(unaudited - millions of Canadian $)	2024	2023

Balance at beginning of period	(11)	(11)
Net gains (losses) included in Net income (loss)	55	1
Transfers to Level II	(3)	1
Balance at end of period[1]	41	(9)
1For the three months ended March 31, 2024, there were unrealized gains of $55 million recognized in Revenues attributed to derivatives in the Level III category that were held at March 31, 2024 (2023 – unrealized gains of $1 million).
TC Energy First Quarter 2024 | 71

15. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
Capital expenditure commitments at March 31, 2024 have decreased by approximately $0.3 billion from those reported at December 31, 2023, reflecting normal course fulfillment of construction contracts.
Contingencies
TC Energy and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. The amounts involved in such proceedings are not reasonably estimable as the final outcome of such legal proceedings cannot be predicted with certainty. The Company assesses all legal matters on an ongoing basis, including those of its equity investments, to determine if they meet the requirements for disclosure or accrual of a contingent loss. With the potential exception of the matters discussed below, for which the claims are material and there is a reasonable possibility of loss, but have not been assessed as probable and a reasonable estimate of loss cannot be made, it is the opinion of management that the ultimate resolution of such proceedings and actions will not have a material impact on the Company's consolidated financial position or results of operations.
Coastal GasLink LP
Coastal GasLink LP is in dispute with a number of contractors related to construction of the Coastal GasLink pipeline. Material legal matters pertaining to Coastal GasLink are summarized as follows:
SA Energy Group
Coastal GasLink LP is in arbitration with SA Energy Group (SAEG), which is one of the prime construction contractors on the Coastal GasLink pipeline. While still engaged as prime contractor, SAEG filed a request to arbitrate in February 2022, seeking damages for incremental costs resulting from alleged project delays. In order to mitigate cost, schedule and environmental risk while the project was in active construction, Coastal GasLink LP advanced without prejudice payments to SAEG which Coastal GasLink LP now seeks to recover via set off. By agreement among the parties, the scope of the arbitration is limited to damages for project work completed prior to December 29, 2022. In November 2023, SAEG filed materials purporting to seek damages in excess of $1.1 billion. Coastal GasLink LP continues to dispute the merits of SAEG’s claims and to assert its right to set off. Arbitration is scheduled to proceed in late 2024. At March 31, 2024, the final outcome of this matter cannot be reasonably estimated.
Pacific Atlantic Pipeline Construction Ltd.
Coastal GasLink LP is in arbitration with one of its previous prime contractors, Pacific Atlantic Pipeline Construction Ltd. (PAPC). Coastal GasLink LP terminated its contract with PAPC for cause, due to the failure of PAPC to complete work as scheduled and made a demand on the parental guarantee for payment of the guaranteed obligations. Following Coastal GasLink LP’s demand on the guarantee, in August 2022, PAPC initiated arbitration. As of November 2023, PAPC purports to seek at least $428 million in damages for wrongful termination for cause, termination damages and payments alleged to be outstanding. Coastal GasLink LP disputes the merits of PAPC’s claims and has counterclaimed against PAPC and its parent company and guarantor, Bonatti S.p.A., citing delays and failures by PAPC to perform and manage work in accordance with the terms of its contract. Coastal GasLink LP estimates its damages to be $1.2 billion. Arbitration is scheduled to proceed in late 2024. At March 31, 2024, the final outcome of this matter cannot be reasonably estimated.
Separately, Coastal GasLink LP has drawn on a $117 million irrevocable standby letter of credit (LOC) provided by PAPC based on a bona fide belief that Coastal GasLink LP’s damages are in excess of the face value of the LOC. PAPC applied for an injunction restraining Coastal GasLink LP from drawing on the LOC pending the completion of the arbitration between Coastal GasLink LP, PAPC and Bonatti S.p.A., but was unsuccessful. Coastal GasLink LP is now able to use the recovered LOC funds.
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2016 Columbia Pipeline Acquisition Lawsuit
In 2023, the Delaware Chancery Court issued its decision in the class action lawsuit commenced by former shareholders of Columbia Pipeline Group Inc. (CPG) related to the acquisition of CPG by TC Energy in 2016. The Court found that the former CPG executives breached their fiduciary duties, that the former CPG Board breached its duty of care in overseeing the sale process and that TC Energy aided and abetted those breaches. The Court awarded US$1 per share in damages to the plaintiffs and total damages, which is presently estimated at US$400 million plus statutory interest. Post-trial briefing and argument has concluded and a decision from the Court allocating liability as between TC Energy and the CPG executives is expected sometime in the first half of 2024. Until the allocation of damages is known, the amount that TC Energy is liable for cannot be reasonably estimated, therefore, the Company has not accrued a provision for this claim at March 31, 2024. Management expects to proceed with an appeal following the Court’s determination of total damages and TC Energy’s allocated share.
Guarantees
TC Energy and its partner on the Sur de Texas pipeline, IEnova, have jointly guaranteed the financial performance of the entity which owns the pipeline. Such agreements include a guarantee and a letter of credit which are primarily related to the delivery of natural gas.
TC Energy and its joint venture partner on Bruce Power, BPC Generation Infrastructure Trust, have each severally guaranteed certain contingent financial obligations of Bruce Power related to a lease agreement and contractor and supplier services.
The Company and its partners in certain other jointly-owned entities have either (i) jointly and severally, (ii) jointly or (iii) severally guaranteed the financial performance of these entities. Such agreements include guarantees and letters of credit which are primarily related to construction services and the payment of liabilities. For certain of these entities, any payments made by TC Energy under these guarantees in excess of its ownership interest are to be reimbursed by its partners.
The carrying value of these guarantees has been included in Other long-term liabilities on the Condensed consolidated balance sheet. Information regarding the Company’s guarantees is as follows:

		March 31, 2024		December 31, 2023
(unaudited - millions of Canadian $)	Term	Potential exposure[1]	Carrying value	Potential exposure[1]	Carrying value

Sur de Texas	Renewable to 2053	100	—	97	—
Bruce Power	Renewable to 2065	88	—	88	—
Other jointly-owned entities	to 2043	80	3	80	3
		268	3	265	3
1TC Energy's share of the potential estimated current or contingent exposure.
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16. VARIABLE INTEREST ENTITIES
Consolidated VIEs
A significant portion of the Company’s assets are held through VIEs in which the Company holds a 100 per cent voting interest, the VIE meets the definition of a business and the VIE’s assets can be used for general corporate purposes. The consolidated VIEs whose assets cannot be used for purposes other than for the settlement of the VIE’s obligations, or are not considered a business, were as follows:

(unaudited - millions of Canadian $)	March 31, 2024	December 31, 2023

ASSETS
Current Assets
Cash and cash equivalents	260	190
Accounts receivable	462	476
Inventories	93	90
Other current assets	44	49
	859	805
Plant, Property and Equipment	28,418	27,649
Equity Investments	818	823
Regulatory Assets	13	12
Goodwill	450	439
	30,558	29,728
LIABILITIES
Current Liabilities
Accounts payable and other	896	1,135
Accrued interest	248	210
Current portion of long-term debt	502	28
	1,646	1,373
Regulatory Liabilities	262	280
Other Long-Term Liabilities	58	56
Deferred Income Tax Liabilities	22	22
Long-Term Debt	11,846	11,388
	13,834	13,119

74 | TC Energy First Quarter 2024

Non-Consolidated VIEs
The carrying value of these VIEs and the maximum exposure to loss as a result of the Company's involvement with these VIEs are as follows:

(unaudited - millions of Canadian $)	March 31, 2024	December 31, 2023

Balance Sheet Exposure
Equity investments
Bruce Power	6,384	6,241
Coastal GasLink	532	294
Other pipeline equity investments	1,104	1,117
Off-Balance Sheet Exposure[1]
Bruce Power	2,166	1,538
Coastal GasLink[2]	805	855
Other pipeline equity investments	58	58
Maximum Exposure to Loss	11,049	10,103
1 Includes maximum potential exposure to guarantees and future funding commitments.
2 TC Energy is contractually obligated to fund the capital costs to complete the Coastal GasLink pipeline by funding the remaining equity requirements of Coastal GasLink LP through capacity on the subordinated loan agreement with Coastal GasLink LP until final project costs are determined. At March 31, 2024, the total capacity committed by TC Energy under this subordinated loan agreement was $3,375 million (December 31, 2023 – $3,375 million). The outstanding balance on this subordinated loan at March 31, 2024 was $2,570 million, reducing the Company's funding commitment under the subordinated loan agreement to $805 million. Refer to Note 6, Coastal GasLink.
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